Exhibit 99.1

Bezeq The Israel
Telecommunication Corporation Ltd.

Condensed Consolidated Interim
Financial Statements

as at June 30, 2013
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Contents	Page

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Review Report to the Shareholders of
“Bezeq” - The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2013 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute approximately 2% of the total consolidated assets as of June 30, 2013, and whose revenues constitute approximately 1.5% of the total consolidated revenues for the six and three month periods then ended. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts included for such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we will become aware of all significant matters that might have been identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

August 4, 2013

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Financial Position

		June 30, 2013	June 30, 2012		December 31, 2012
		(Unaudited)	(Unaudited)		(Audited)
Assets	Note	NIS million	NIS million		NIS million
Cash and cash equivalents		544	603		466
Investments, including derivatives	11.2.2	1,463	626		1,081
Trade receivables		2,863	3,116		2,927
Other receivables		334	336		321
Inventory		142	206		123
Assets classified as held for sale		97	28		44
Total current assets		5,443	4,915		4,962

Investments, including derivatives		89	95		90
Trade and other receivables		817	1,324		1,074
Property, plant and equipment		5,948	6,135		6,076
Intangible assets		2,135	2,203		2,178
Deferred and other expenses		265	279		255
Investments in equity-accounted investees (mainly loans)		1,015	1,019		1,005
Deferred tax assets		66	172	*	128	*
Total non-current assets		10,335	11,227		10,806

Total assets		15,778	16,142		15,768

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	June 30, 2013	June 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
Liabilities	NIS million	NIS million		NIS million
Debentures, loans and borrowings	1,076	735		1,140
Trade payables	685	900		790
Other payables, including derivatives	646	686		703
Current tax liabilities	598	483		456
Provisions	124	174		155
Employee benefits	273	318	*	251	*
Dividend payable	490	970		969
Total current liabilities	3,892	4,266		4,464

Debentures	4,732	4,317		4,250
Loans	4,131	4,073		4,156
Employee benefits	256	246	*	260	*
Other liabilities	81	79		62
Provisions	67	70		66
Deferred tax liabilities	48	55		55
Dividend payable	-	467		-
Total non-current liabilities	9,315	9,307		8,849

Total liabilities	13,207	13,573		13,313

Total equity	2,571	2,569	*	2,455	*

Total liabilities and equity	15,778	16,142		15,768

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David "Dudu" Mizrahi
Shaul Elovitch	Stella Handler	David "Dudu" Mizrahi
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 4, 2013

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	4,756	5,335	2,351	2,595	10,278

Cost of Activities
Depreciation and amortization	654	716	326	358	1,436
Salaries	967	1,016	468	505	1,976	*
General and operating expenses(Note 9)	1,720	2,013	831	969	3,953
Other operating expenses (income), net (Note 10)	(90)	(6)	(18)	17	(128)
	3,251	3,739	1,607	1,849	7,237

Operating profit	1,505	1,596	744	746	3,041
Financing expenses (income)
Financing expenses	284	325	144	193	649	*
Financing income	(233)	(292)	(117)	(116)	(498)
Financing expenses, net	51	33	27	77	151

Profit after financing expenses, net	1,454	1,563	717	669	2,890
Share in losses of equity-accounted investees	(107)	(141)	(67)	(83)	(245)
Profit before income tax	1,347	1,422	650	586	2,645
Income tax	377	419	177	174	778	*
Profit for the period	970	1,003	473	412	1,867

Attributable to:
Owners of the Company	970	997	473	415	1,861	*
Non-controlling interests	-	6	-	(3)	6
Profit for the period	970	1,003	473	412	1,867
Earnings per share (NIS)
Basic and diluted earnings per share	0.36	0.37	0.17	0.15	0.68

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	970	1,003	473	412	1,867	*
Items of other comprehensive income not transferred to profit or loss
Actuarial gains, net of tax	-	-	-	-	(20)
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(10)	(8)	(17)	(2)	(7)
Total comprehensive income for the period	960	995	456	410	1,840

Attributable to:
Owners of the Company	960	989	456	413	1,834	*
Non-controlling interests	-	6	-	(3)	6
Total comprehensive income for the period	960	995	456	410	1,840

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Six months ended June 30, 2013
Balance as at January 1, 2013 (Audited)	3,837	100	256	390	(38)	(2,090)*	2,455

Profit for the period (Unaudited)	-	-	-	-	-	970	970
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(10)	-	(10)
Total comprehensive income for the period	-	-	-	-	(10)	970	960

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited)	-	-	-	-	-	(861)	(861)
Share-based payments(Unaudited)	-	-	16	-	-	-	16
Exercise of options for shares (Unaudited)	1	2	(2)	-	-	-	1
Balance as at June 30, 2013 (Unaudited)	3,838	102	270	390	(48)	(1,981)	2,571

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Six months ended June 30, 2012
Balance as at January 1, 2012 (Audited)	3,826	68	220	390	(2)	(1,860)*	2,642	38	2,680

Profit for the period (Unaudited)	-	-	-	-	-	997	997	6	1,003
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(8)	-	(8)	-	(8)
Total comprehensive income for the period	-	-	-	-	(8)	997	989	6	995

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited)	-	-	-	-	-	(1,074)	(1,074)	-	(1,074)
Share-based payments(Unaudited)	-	-	39	-	-	-	39	-	39
Exercise of options for shares (Unaudited)	5	14	(17)	-	-	-	2	-	2
Exercise of options for shares in a subsidiary (Unaudited)	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests (Unaudited)	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less their investments in a subsidiary (Unaudited)	-	-	-	-	-	-	-	(4)	(4)
Balance as at June 30, 2012 (Unaudited)	3,831	82	242	390	(39)	(1,937)	2,569	-	2,569

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Three months ended June 30, 2013
Balance as at April 1, 2013 (Audited)	3,837	100	264	390	(31)	(1,593)	2,967

Profit for the period (Unaudited)	-	-	-	-	-	473	473
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(17)	-	(17)
Total comprehensive income for the period	-	-	-	-	(17)	473	456

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited)	-	-	-	-	-	(861)	(861)
Share-based payments (Unaudited)	-	-	8	-	-	-	8
Exercise of options for shares (Unaudited)	1	2	(2)	-	-	-	1
Balance as at June 30, 2013 (Unaudited)	3,838	102	270	390	(48)	(1,981)	2,571

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Three months ended June 30, 2012
Balance as at April 1, 2012 (Unaudited)	3,830	80	224	390	(8)	(1,278)*	3,238	43	3,281

Profit for the period (Unaudited)	-	-	-	-	-	415	415	(3)	412
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(2)	-	(2)	-	(2)
Total comprehensive income for the period	-	-	-	-	(2)	415	413	(3)	410

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited)	-	-	-	-	-	(1,074)	(1,074)	-	(1,074)
Share-based payments(Unaudited)	-	-	19	-	-	-	19	-	19
Exercise of options for shares (Unaudited)	1	2	(1)	-	-	-	2	-	2
Exercise of options for shares in a subsidiary (Unaudited)	-		-	-	2	-	2	6	8
Acquisition of non-controlling interests (Unaudited)	-	-	-	-	(31)	-	(31)	(46)	(77)
Balance as at June 30, 2012 (Unaudited)	3,831	82	242	390	(39)	(1,937)	2,569	-	2,569

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	to employees	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Year ended December 31, 2012 (Audited)
Balance as at January 1, 2012	3,826	68	220	390	(2)	(1,860)*	2,642	38	2,680

Profit for the year	-	-	-	-	-	1,861 *	1,861	6	1,867
Other comprehensive income for the year, net of tax	-	-	-	-	(7)	(20)	(27)	-	(27)
Total comprehensive income for the year	-	-	-	-	(7)	1,841	1,834	6	1,840

Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments	-	-	72	-	-	-	72	-	72
Exercise of options for shares	11	32	(36)	-	-	-	7	-	7
Exercise of options for shares in a subsidiary	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less their investments in a subsidiary	-	-	-	-	-	-	-	(4)	(4)
Balance as at December 31, 2012	3,837	100	256	390	(38)	(2,090)	2,455	-	2,455

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	970	1,003	473	412	1,867 *
Adjustments:
Depreciation and amortization	654	716	326	358	1,436
Share in losses of equity-accounted investees	107	141	67	83	245
Financing expenses, net	129	109	61	110	291
Capital loss (gain), net	(112)	2	(65)	26	(150)
Share-based payments	16	39	8	19	72
Income tax expenses	377	419	177	174	778 *
Income for derivatives, net	(10)	(6)	(6)	(11)	-

Change in inventory	(22)	(7)	6	16	74
Change in trade and other receivables	268	94	163	174	505
Change in trade and other payables	(77)	(137)	(71)	(155)	(264)
Change in provisions	(31)	(12)	(3)	(7)	(34)
Change in employee benefits	18	(65)	40	(34)	(144)*

Net income tax paid	(213)	(308)	(74)	(175)	(662)
Net cash from operating activities	2,074	1,988	1,102	990	4,014
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(93)	(142)	(49)	(67)	(269)
Proceeds from the sale of property, plant and equipment	166	69	123	22	305
Acquisition of financial assets held for trading	(1,137)	(1,855)	(702)	(755)	(2,527)
Proceeds from the sale of financial assets held for trading	766	2,175	759	1,425	2,396
Purchase of property, plant and equipment	(497)	(700)	(252)	(315)	(1,271)
Proceeds from disposal of long-term investments	8	93	-	5	100
Miscellaneous	13	19	22	12	29
Net cash from (used in) investment activities	(774)	(341)	(99)	327	(1,237)

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures	869	-	869	-	-
Bank loans received	-	-	-	-	650
Repayment of debentures and loans	(488)	(485)	(332)	(326)	(720)
Dividends paid	(1,361)	(1,574)	(1,361)	(1,574)	(3,071)
Interest paid	(239)	(276)	(203)	(230)	(464)
Increase of holdings in a subsidiary	-	(77)	-	(77)	(77)
Miscellaneous	(3)	16	(5)	20	19
Net cash used for financing activities	(1,222)	(2,396)	(1,032)	(2,187)	(3,663)

Increase (decrease) in cash and cash equivalents, net	78	(749)	(29)	(870)	(886)
Cash and cash equivalents at beginning of period	466	1,352	573	1,473	1,352
Cash and cash equivalents at end of period	544	603	544	603	466

The attached notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Notes to the Financial Statements

1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2012 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 4, 2013.

2.4	Use of Estimates and Judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

3.1
The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2	As from January 1, 2013, the Group applies the following standards and amendments ("the New Standards"):

A.
A new suite of financial reporting standards on consolidation of financial statements (IFRS 10), joint arrangements (IFRS 11) and disclosure of involvement with other entities (IFRS 12). Application of the new standards did not have a material effect on the Group's financial statements, including IFRS 10, regarding assessment of the absence of the Company's effective control of DBS.

B.
IFRS 13, Fair Value Measurement: Application of the new standard did not have a material effect on the Group's financial statements. The standard introduces new disclosure requirements for fair value measurement of financial instruments in the interim financial statements. These requirements are included in Note 11, Financial Instruments.

C.
As from January 1, 2013, the Group applies the amendment to IAS 19 – Employee Benefits (“the Amendment). Application of the Amendment changes the method for measuring the liability for vacation days. In addition, upon initial application of the Amendment, the Company recognized the full commitment towards employees transferred from civil service to the Company, which until that time was accounted for as cost of past service and the Company was required to recognize it over the period of the future service. The Amendment was adopted retrospectively by restatement of the financial statements. As a result, the Group restated the statement of income for 2012 and recognized an increase in net profit of NIS 3 million. In addition, as at June 30, 2012 and December 31, 2012, the Company recognized a decrease in capital of NIS 8 million and NIS 5 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

4.	Group Entities

A detailed description of the Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) ("DBS")

4.1.1	The Group attaches the condensed interim financial statements of DBS to these condensed consolidated interim financial statements.

4.1.2
Since the beginning of its operations, DBS has accumulated substantial losses. The net loss of DBS in 2012 amounted to NIS 310 million and net losses in the six month period ended June 30, 2013 amounted to NIS 162 million. As a result of these losses, the capital deficit and working capital deficit of DBS as at June 30, 2013 amounted to NIS 4,123 million and NIS 590 million, respectively.

4.1.3
As at June 30, 2013, DBS was in compliance with the financial covenants under the financing and debentures agreements . As at June 30, 2013, DBS was in compliance with the debt/EBITDA ratio set out in Deed of Trust B (as at June 30, 2013, the debt/EBIDTA ratio was 3.2). In addition, DBS was in compliance with the debt-EBITDA ratio set out in Debenture 2012 (as at June 30, 2013, the debt/EBIDTA ratio was 3) and the debt/E-C ratio set out in Debenture 2012 (as at June 30, 2013, the debt/E-C ratio was 8.5).

Regarding the raising of debt in the reporting period, see Note 4.1.5 below.

4.1.4
DBS management believes that the financial resources at its disposal, which include, inter alia, the deficit in working capital and the potential volume of debt raised, will be sufficient for the operations of DBS for the coming year, based on the cash flow forecast approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it.

4.1.5
On March 13, 2013, S&P Maalot announced a rating of ilA- for the additional debentures that will be issued by DBS, by way of a new issue of debentures and/or expansion of an existing series, for total financing of up to NIS 200 million par value. In the first half of 2013, DBS issued debentures (Series B) by expanding the series, amounting to NIS 99.7 million.

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies and there are pending claims (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 110 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure  (beyond these provisions) as at June 30, 2013 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 7.2 billion. There is also additional exposure of NIS 623 million for claims, the chances of which cannot yet be assessed

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

5.1	Following is a detailed description of the Group's contingent liabilities as at June 30, 2013, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	63	212		-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	15	2,750		608
Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	3	87		-
Claims for punitive damages	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	3,981	*	15
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	47		-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes).	17	164		-
		110	7,241		623

*
Of this amount, a total of NIS 3.7 billion is for the motion for certification of a class action against Pelephone for which a settlement for summary dismissal was signed in January 2013 (Pelephone expects the cost to be negligible), pending court approval.

5.2
Subsequent to the reporting date, claims amounting to NIS 187 million were filed against Group companies, the chances of which cannot be assessed at this stage. In addition, claims with exposure of NIS 638 million came to an end. The costs to the Group companies for these claims were minor.

5.3	Contingent liabilities referring to equity-accounted associates

5.3.1
Contingent liabilities referring to DBS

As at June 30, 2013, the exposure for claims against DBS for various matters amounted to NIS 104 million (before linkage and interest).

In addition, subsequent to the reporting date, in July 2013, a claim and motion for certification of a class action were filed against DBS and Hot for alleged unlawful advertising during the companies' broadcasts. The plaintiffs did not state the amount of the claim. Due to the preliminary stage of the case, DBS is unable to estimate the chances of the claim.

5.3.2
Contingent liabilities referring to Shopmind Ltd. (a jointly-owned company with 50% of the shares held by Walla)

As at June 30, 2013, the exposure for claims against Shopmind Ltd. for various matters amounted to NIS 52 million. Shopmind also has additional exposure of NIS 100 million for a claim, which at this stage cannot be assessed, and for another class action for which an exact amount has not been stated.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

6.	Equity and Share-based Payments

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
June 30, 2013	June 30, 2012	December 31, 2012	June 30, 2013	June 30, 2012	December 31, 2012
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,825,000,000	2,825,000,000	2,825,000,000	2,725,589,079	2,718,419,726	2,724,754,676

6.2
Further to Note 20.2.4 to the Annual Financial Statements regarding the objection to distribution of the fifth payment of the special distribution, on May 6, there was a hearing of the objection and following the Court's recommendation, the objection was withdrawn.

6.3
On May 13, 2013, the Company distributed a cash dividend to its shareholders amounting to NIS 861 million (representing NIS 0.3159446 per share). Together with this distribution, the fifth payment of the special distribution (described in Note 20.2.2 to the Annual Financial Statements) amounting to NIS 500 million was paid (representing NIS 0.1834754).

6.4
On August 4, 2013, the Board of Directors of the Company resolved to recommend to the general meeting of the Company's shareholders (which will convene on August 27, 2013) the distribution of a cash dividend to the shareholders in the amount of NIS 969 million.  Together with this distribution (to the extent that it is approved), the sixth and last payment of the special dividend amounting to NIS 500 million will be paid.

7.	Transactions with Interested and Related Parties

7.1
Further to Note 29.5.2 to the Annual Financial Statements, regarding approval of the Company's Board of Directors for the agreement between DBS and Space Communications Ltd. ("Space") to lease space segments, in May 2013, the general meeting of the Company and DBS approved the agreement.

7.2
On June 13, 2013, the general meeting of the Company's shareholders approved (after approval of the Company's compensation committee and Board of Directors) the amended agreement between the Company and Eurocom Communications Ltd. to provide the Company with ongoing management and consultation services for NIS 5.524 million per year. The term of the agreement is for three years, as from June 1, 2013 (the termination date of the current management agreement) through May 31, 2016, unless one of the parties gives three-months notice of termination of the agreement.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

8.	Revenues

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	979	1,124	484	550	2,179
Internet - infrastructure	631	581	323	285	1,166
Transmission and data communication	394	393	194	197	784
Other services	111	120	52	54	218
	2,115	2,218	1,053	1,086	4,347
Cellular communications
Cellular services and terminal equipment	1,377	1,649	680	836	3,174
Sale of terminal equipment	469	700	219	290	1,203
	1,846	2,349	899	1,126	4,377

International communications, internet and NEP services	676	638	340	316	1,289

Other	119	130	59	67	265

	4,756	5,335	2,351	2,595	10,278

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

9.	Operating and General Expenses

	Six months ended			Three months ended			Year ended
	June 30			June 30			December 31
	2013		2012	2013		2012	2012
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS million		NIS million	NIS million		NIS million	NIS million

Terminal equipment and materials	505		672	247		293	1,263
Interconnectivity and payments to domestic and international operators	452		446	228		222	900
Maintenance of buildings and sites	288	*	320	127	*	158	663
Marketing and general	266		274	126		152	556
Services and maintenance by sub-contractors	74		77	36		34	158
Vehicle maintenance	75		77	38		39	162
Content services	34		48	17		24	103
Collection fees (in 2012, including royalties)	26		99	12		47	148
	1,720		2,013	831		969	3,953

* The liability for leasing sites was reevaluated in the period. As a result of the revaluation, a decrease in expenses of NIS 30 million was recognized.

10.	Other Operating Expenses (Income), Net

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain from disposal of real estate and copper	(109)	(52)	(63)	(26)	(204)
Capital loss from derecognition of assets	1	54	1	54	54
Provision for severance pay in early retirement	35	7	49	7	32
Other	(17)	(15)	(5)	(18)	(10)
	(90)	(6)	(18)	17	(128)

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

11.	Financial Instruments

11.1.	Issue of debentures

On May 29, 2013, the Company completed a private placement to classified investors by expanding series 6 debentures and series 7 debentures, issued in the Company's shelf prospectus of June 1, 2011 and amended on June 22, 2011.

A.	Series 6 debentures: issuance of 600,265,000 par value for NIS 680.1 million

B.	Series 7 debentures: issuance of 189,900,000 par value for NIS 189.9 million

The conditions for these debentures are the same as the conditions for debentures of the same series in circulation. For the conditions and redemption table of series 6 and 7 debentures, see Note 13 "Debentures, Loans and Borrowings" to the Annual Financial Statements.

11.2.	Fair value

11.2.1	Fair value compared to carrying amounts

The carrying amount of financial assets does not differ significantly from their fair value.

The following table describes the differences between the carrying amount and the fair value of groups of fixed-interest or interest-free financial liabilities, where there is a difference between the carrying amount and the fair value of the liabilities.

Financial liabilities	June 30, 2013		December 31, 2012
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million	NIS million
Bank loans (unlinked)	2,378	2,491	2,362	2,487
Debentures issued to the public (CPI-linked)	2,613	2,787	2,245	2,451
Debentures issued to the public (unlinked)	1,335	1,461	1,335	1,460
Debentures issued to financial institutions (CPI-linked)	310	319	388	404
Debentures issued to financial institutions (unlinked)	403	442	403	440
Special dividend payable	490	495	969	983
	7,529	7,995	7,702	8,225

The methods used to estimate the fair values of financial instruments are described in Note 4 to the Annual Financial Statements.

11.2.2	Fair value hierarchy of the investments

As at June 30, 2013, the Group's investments (which include ETFs, CDs and monetary funds) amounting to NIS 1.4 billion (as at December 31, 2012, NIS 962 million), are measured at fair value, using quoted prices (unadjusted) in an active market for identical instruments (Level 1).

11.3.	Cash flow hedge accounting

11.3.1
In the first quarter of 2013, the Company entered into two additional forward contracts to hedge exposure to changes in the CPI for the balance of series 5 debentures amounting to NIS 322 million. The contracts expire on June 1, 2016.

As at June 30, 2013, the fair value of all forward contracts used to hedge the Company's cash flows amount to a liability of NIS 15 million.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

Subsequent to the reporting date, the Company entered into five additional forward contracts to hedge exposure to changes in the CPI for series 6 debentures, amounting to NIS 1.034 billion. The contracts expire between 2018 and 2020, in accordance with the debenture payment schedule.

11.3.2
In the first half of 2013, Pelephone engaged in a number of forward transactions in the amount of USD 75 million, to reduce exposure to exchange rate fluctuations for terminal equipment purchases. As at June 30, 2013, the fair value of these forward contracts amount to a liability of NIS 5 million.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

12.	Segment Reporting

12.1.	Operating segments

	Six months ended June 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	2,112	1,844	675	806	117	(806)	4,748
Inter-segment revenues	138	35	29	1	10	(205)	8
Total revenues	2,250	1,879	704	807	127	(1,011)	4,756

Depreciation and amortization	335	234	64	126	15	(120)	654

Segment results – operating profit (loss)	1,045	360	116	135	(10)	(141)	1,505
Financing expenses	264	26	11	301	4	(322)	284
Financing income	(159)	(85)	(5)	(5)	(1)	22	(233)
Total financing expenses (income), net	105	(59)	6	296	3	(300)	51

Segment profit (loss) after financing expenses, net	940	419	110	(161)	(13)	159	1,454
Share in losses of equity-accounted investees	-	-	-	-	-	(107)	(107)
Segment profit (loss) before income tax	940	419	110	(161)	(13)	52	1,347
Taxes on income	241	105	29	1	2	(1)	377
Segment results – net profit (loss)	699	314	81	(162)	(15)	53	970

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

	Six months ended June 30, 2012 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	2,214	2,347	638	825	127	(825)	5,326
Inter-segment revenues	146	45	24	-	17	(223)	9
Total revenues	2,360	2,392	662	825	144	(1,048)	5,335

Depreciation and amortization	356	272	69	120	11	(112)	716

Segment results – operating profit (loss)	976	526	103	126	(1)	(134)	1,596
Financing expenses	294	52	9	297	2	(329)	325
Financing income	(169)	(74)	(5)	(1)	-	(43)	(292)
Total financing expenses (income), net	125	(22)	4	296	2	(372)	33

Segment profit (loss) after financing expenses, net	851	548	99	(170)	(3)	238	1,563
Share in losses of equity-accounted investees	-	-	-	-	-	141	141
Segment profit (loss) before income tax	851	548	99	(170)	(3)	97	1,422
Taxes on income	240	138	24	-	-	17	419
Segment results – net profit (loss)	611	410	75	(170)	(3)	80	1,003

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

	Three months ended June 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	1,053	898	339	404	59	(404)	2,349
Inter-segment revenues	68	17	20	-	4	(107)	2
Total revenues	1,121	915	359	404	63	(511)	2,351

Depreciation and amortization	168	113	33	64	8	(60)	326

Segment results – operating profit (loss)	510	186	60	68	(9)	(71)	744
Financing expenses	135	14	4	170	1	(180)	144
Financing income	(82)	(44)	(2)	(2)	-	13	(117)
Total financing expenses (income), net	53	(30)	2	168	1	(167)	27

Segment profit (loss) after financing expenses, net	457	216	58	(100)	(10)	96	717
Share in losses of equity-accounted investees	-	-	-	-	-	(67)	(67)
Segment profit (loss) before income tax	457	216	58	(100)	(10)	29	650
Taxes on income	106	55	14	1	4	(3)	177
Segment results – net profit (loss)	351	161	44	(101)	(14)	32	473

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

	Three months ended June 30, 2012 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	1,083	1,125	317	409	65	(409)	2,590
Inter-segment revenues	78	23	13	-	8	(117)	5
Total revenues	1,161	1,148	330	409	73	(526)	2,595

Depreciation and amortization	178	137	34	54	6	(51)	358

Segment results – operating profit (loss)	437	259	53	74	1	(78)	746
Financing expenses	174	35	4	181	-	(201)	193
Financing income	(98)	(35)	(2)	-	-	19	(116)
Total financing expenses (income), net	76	-	2	181	-	(182)	77

Segment profit (loss) after financing expenses, net	361	259	51	(107)	1	104	669
Share in losses of equity-accounted investees	-	-	-	-	-	83	83
Segment profit (loss) before income tax	361	259	51	(107)	1	21	586
Taxes on income	98	65	12	-	1	(2)	174
Segment results – net profit (loss)	263	194	39	(107)	-	23	412

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

	Year ended December 31, 2012 (Audited)
	Domestic fixed-line communication		Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,339		4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291		97	54	-	36	(452)	26
Total revenues	4,630		4,468	1,340	1,636	292	(2,088)	10,278

Depreciation and amortization	730		531	136	248	25	(234)	1,436

Segment results – operating profit	1,959	*	892	219	253	(13)	(269)	3,041	*
Financing expenses	581	*	101	18	563	7	(621)	649	*
Financing income	(322)		(146)	(10)	(2)	-	(18)	(498)
Total financing expenses (income), net	259		(45)	8	561	7	(639)	151

Segment profit (loss) after financing expenses, net	1,700		937	211	(308)	(20)	370	2,890
Share in earnings (losses) of equity accounted investees	-		-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,700		937	212	(308)	(20)	124	2,645
Taxes on income	473	*	239	52	2	(3)	15	778	*
Segment results – net profit (loss)	1,227		698	160	(310)	(17)	109	1,867

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

12.2.	Adjustments for segment reporting of revenues and profit or loss

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit or loss
Operating profit for reporting segments	1,656	1,731	824	823	3,323 *
Cancellation of expenses for a segment classified as an associate	(135)	(126)	(68)	(74)	(253)
Financing expenses, net	(51)	(33)	(27)	(77)	(151)*
Share in losses of equity-accounted investees	(107)	(141)	(67)	(83)	(245)
Profit (loss) for operations classified in other categories	(10)	(1)	(9)	1	(13)
Other adjustments	(6)	(8)	(3)	(4)	(16)
	1,347	1,422	650	586	2,645

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

13.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

13.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position:

	June 30, 2013	June 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	2,214	2,492	2,169
Non-current assets	2,215	2,907	2,535
	4,429	5,399	4,704
Current liabilities	891	1,036	1,054
Long-term liabilities	546	1,269	681
Total liabilities	1,437	2,305	1,735
Equity	2,992	3,094	2,969
	4,429	5,399	4,704

Selected data from the statement of income:

	Six months ended		Three months ended		ended
	June 30		June 30		December 31,
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,410	1,691	696	857	3,261
Revenues from sales of terminal equipment	469	701	219	291	1,207
Total revenues from services and sales	1,879	2,392	915	1,148	4,468
Cost of services and sales	1,303	1,583	627	752	3,040
Gross profit	576	809	288	396	1,428
Sales and marketing expenses	161	227	75	111	422
General and administrative expenses	55	56	27	26	114
	216	283	102	137	536

Operating profit	360	526	186	259	892
Financing expenses	26	52	14	35	101
Financing income	(85)	(74)	(44)	(35)	(146)
Financing expenses (income), net	(59)	(22)	(30)	-	(45)

Profit before income tax	419	548	216	259	937
Income tax	105	138	55	65	239
Profit for the period	314	410	161	194	698

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

13.2.	Bezeq International Ltd.

Selected data from the statement of financial position:

	June 30, 2013	June 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	483	484	456
Non-current assets	801	803	803
	1,284	1,287	1,259
Current liabilities	293	295	256
Long-term liabilities	171	178	180
Total liabilities	464	473	436
Equity	820	814	823
	1,284	1,287	1,259

Selected data from the statement of income:

	Six months ended		Three months ended		ended
	June 30		June 30		December 31,
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	704	662	359	330	1,340
Operating expenses	426	396	219	195	796
Gross profit	278	266	140	135	544
Sales, marketing and development expenses	101	103	50	53	209
General and administrative expenses	61	60	30	29	116
	162	163	80	82	325

Operating profit	116	103	60	53	219
Financing expenses	11	9	4	4	18
Financing income	(5)	(5)	(2)	(2)	(10)
Financing expenses (income), net	6	4	2	2	8
Share in profits of equity-accounted associates	-	-	-	-	1
Profit before income tax	110	99	58	51	212
Income tax	29	24	14	12	52
Profit for the period	81	75	44	39	160

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2013 (unaudited)

14.	Material events in the reporting period

14.1
In May 2013 Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, Pelephone undertook to purchase a minimum number of iPhones every year for an additional three years at the prices in effect at the manufacturer on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

Other than this agreement, Pelephone has open orders for terminal equipment amounting to NIS 31 million, as at June 30, 2013.

14.2
In June 2013, Pelephone entered into an agreement with the Israel Lands Administration ("the ILA") for use of ILA land to establish and operate communication sites. The agreement regulates, inter alia, payments for this use up to December 31, 2019.

14.3	In the reporting period, Pelephone signed an agreement with Ericsson for NIS 100 million to expand the capacity of the network and to add broadcasting sites.